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SEC FILE NUMBER
8-53731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Laidlaw and Company (UK) LTD

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

521 Fifth Ave., 12th Floor
(No. and Street)

New York	NY	10175
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Coolong	212-697-5200	jcoolong@laidlawltd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Coolong _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Laidlaw & Company (UK) LTD _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL H. FERENCE
Notary Public, State of New York
No. 02FE5067379
Qualified in New York County
Certificate Filed in New York County
Commission Expires January 14, 20 27

Signature: _John Coolong_

Title: CFO / FINOP

Michael Ference (signature)
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LAIDLAW & COMPANY (UK) LTD

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 (e)(3) UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

CONFIDENTIAL TREATMENT REQUESTED

DECEMBER 31, 2024

LAIDLAW & COMPANY (UK) LTD   "Confidential"

Table of Contents:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Laidlaw & Company (UK) Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. (the "Company"), as of December 31, 2024, the related statements of operations, subordinate borrowings, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supplemental Information

The Supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental information. In forming our opinion on the Supplemental information, we evaluated whether the Supplemental information, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

Emphasis Of Matters

As more fully described in Note 5 to the financial statements, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2023.

March 27, 2025

LAIDLAW & COMPANY (UK) LTD
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	413,080
Due from broker		394,587
Securities owned, at fair value		709,408
Due from related parties		412,234
Advances to employees and officers		511,994
Property, equipment, and leasehold improvements, net		35,516
Operating lease right of use assets		93,755
Prepaid expenses		43,551
Security deposits		21,055
TOTAL ASSETS	$	2,635,180

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities		848,923
Due to related party		31,291
Deferred income		8,333
Operating lease liabilities		107,461
TOTAL LIABILITIES	$	996,008

Stockholder's equity

Common stock, $1.45 par value; 689,279 ordinary shares authorized and outstanding		999,455
Paid-in capital		10,548,210
Accumulated deficit		(9,908,493)
TOTAL STOCKHOLDER'S EQUITY		1,639,172
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,635,180

The accompanying notes are an integral part of the financial statements.

LAIDLAW & COMPANY (UK) LTD

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES

Commissions	$	1,700,375
Investment banking and capital markets advisory fees		10,212,803
Trading gains (losses), net		37,816
RIA fee income		127,603
Interest and dividend income		452,682
Service charges, ticket fees and other income		293,789
		12,825,068

EXPENSES

Commissions expense	3,764,527
Salaries and payroll costs	4,951,375
Operating expenses	2,995,135
Occupancy costs	1,211,462
Clearing fees and registrations	353,996
	13,276,495

LOSS BEFORE INCOME TAXES		(451,427)
INCOME TAX EXPENSE, NET		3,606
NET LOSS	$	(455,033)

The accompanying notes are an integral part of the financial statements.

LAIDLAW & COMPANY (UK) LTD

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	COMMON STOCK	PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
Balance - beginning of year	$ 999,455	$ 10,323,210	$ (9,453,460)	$ 1,869,205
Net Loss	-	-	(455,033)	$ (455,033)
Capital Contributions	-	225,000	-	$ 225,000
Balance - end of year	$ 999,455	$ 10,548,210	$ (9,908,493)	$ 1,639,172

The accompanying notes are an integral part of the financial statements.

LAIDLAW & COMPANY (UK) LTD

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities

Net Loss	$ (455,033)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation and amortization	43,940
Non-cash interest expense	8,107
Non-cash operating lease expense	65,406
Changes in assets and liabilities:	
Due from broker	(215,962)
Securities owned, at fair value	(508,450)
Due from related parties	233,524
Due to related parties	31,291
Advances to employees and officers	47,500
Prepaid expenses	15,877
Deferred income	8,333
Operating lease liabilities	(80,751)
Accounts payable, accrued expenses and other liabilities	(590,570)
Total adjustments	(941,755)
Net cash used in operating activities	(1,396,788)
Cash flows from investing activities	
Purchase of property and equipment	(36,003)
Net cash used in investing activities	(36,003)
Cash flows from financing activities	
Capital contributed	225,000
Net cash provided by financing activities	225,000
NET CHANGE IN CASH	(1,207,791)
CASH - BEGINNING	1,620,871
CASH - END	$ 413,080

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 5,374
Income taxes	$ 3,606

The accompanying notes are an integral part of the financial statements.

1.   ORGANIZATION AND NATURE OF BUSINESS

Laidlaw & Company (UK) LTD (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is incorporated in the United Kingdom as a Private Limited Company. The Company has offices in London (United Kingdom), New York, Florida, and California and its customers are located throughout the United States and the United Kingdom. The U.S. dollar is the functional currency of the Company.

The Company does not carry securities accounts for customers or perform custodial services and operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and also under footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. §240. 17a-5. The Company clears customer transactions on a fully disclosed basis with Stone X Group Inc. ("Stone X").

For the year ended December 31, 2024 there was no change in shares issued or outstanding.

The Company is wholly owned by Laidlaw Holdings LTD ("Parent"). The Parent also owns Laidlaw Wealth Management LLC ("LWM"), a registered investment adviser, Laidlaw & Company International LTD ("International"), a financial services firm registered with the Financial Conduct Authority ("FCA") in the United Kingdom, and Laidlaw Private Equity LLC ("LPE"), a private equity firm (collectively, the "Affiliates"). The Company is involved in significant transactions with the Parent and Affiliates. See Note 5 for further discussion of related party transactions.

2.   SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Recent Accounting Standards

The Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, effective December 31, 2024. The standard expands the reportable segment disclosure requirements, primarily

through enhanced disclosures about significant segment expenses. This includes disclosure of segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and other segment items that are included within each reported measure of segment profit or loss. Refer to Note 3 for additional information.

Revenue Recognition

In ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), the revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Contract assets and liabilities are recorded for amounts where the Company has performed on its obligations and has not been paid and for when the Company has received payment in advance of performing on its obligations.

The primary sources of revenue for the Company are as follows:

1. *Commissions*

   The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions are charged to the client on the trade date. Commission revenue and related expenses are presented gross on the Statement of Operations for the year ended December 31, 2024.

2. *Investment Banking and Capital Markets Advisory Fees*

   The Company earns underwriting revenues by providing capital raising solutions for corporate clients through private placements, follow-on offerings, initial public offerings, and private investments in public entities. Generally, the Company's performance obligation is to raise capital for its clients. Underwriting revenues are recognized at a point in time on trade date, as that is when the Company's client receives the funds that were raised by the Company. The Company believes that

the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are recognized in the same period as the related underwriting revenue. Underwriting related expenses are presented gross on the Statement of Operations for the year ended December 31, 2024.

Revenue from capital markets advisory services includes fees generated in connection with mergers, acquisitions and restructuring transactions and such revenue and fees are primarily recorded at a point in time when the services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the respective agreement. The Company's performance obligation is completely satisfied when the transaction is complete. There are $8,333 of deferred income for fees at December 31, 2024.

3. *RIA Fee Income*

The Company earns RIA fees from its contracts with customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end. The Company invoices its clients in advance on a quarterly basis. Commission are recorded net of advisory fees allocated to Laidlaw Wealth Management. Laidlaw Wealth Management utilizes the StoneX platform when the Company's primary RIA Custodian, Charles Schwab, cannot be used typically due to jurisdictional restrictions. There were no unrecognized RIA fees as of December 31, 2024.

4. *Service Charges, Ticket Fees and Other Income*

Service Charges and Ticket Fees are generated in connection with generating commission revenue including fixed fees per trade, mailing statements, and other service charges. The Company recognizes this revenue when the related commission revenue is earned. Generally, the Company's performance obligation is to complete the trade and perform these services and the client is charged as the Company completes the tasks. Other Income is related to employee retention credits refunded from the IRS in 2024.

5. *Trading Income Gains (Losses)*

Trading Income Gains (Losses) consists of realized and unrealized gains/losses. Securities owned are recorded at fair value as discussed in Note 3. From time to time the Company receives warrants and or securities in connection with investment banking deals. Trading income or loss is primarily generated when the Company sells the securities at a gain or loss or exercises and sells the warrants, when they are in the money. Securities transactions are recorded on a trade date basis. Realized gains and losses on securities sold are accounted for on a specific identification basis. The Company records trading gains and losses, net, as revenue on the Statement of Operations for the year ended December 31, 2024.

6. *Interest Income and Dividends*

Interest Income consists of margin interest earned primarily from margin debits from introduced clients borrowing from Stone X. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2024, the Company did not have any unrecognized tax benefits or liabilities. The Company recognizes interest and penalties on any unrecognized tax benefits as a component of income tax expense. The Company operates in the United Kingdom, the United States, and in state and local jurisdictions, and the tax years from 2022 to 2024 remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Deferred income taxes are recorded for differences between tax and financial statement basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred Tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company had approximately $3,600 of federal and state income tax expenses for the year ended December 31, 2024.

Property, Equipment and Leasehold Improvements, net

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Foreign Currency Translations

Assets and Liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year end rates of exchange and Statement of Operations items denominated in foreign currencies (British Pounds Sterling) are translated at average exchange rates for the month. Gains or Losses resulting from foreign currency transactions are included in the determination of net income (loss). The Company did not have any material foreign currency gains or losses in 2024.

Credit Losses

Accounting Standards Codification (ASC) 326-20, Financial Instruments- Credit Losses, requires the Company to estimate the credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company evaluates each asset, the nature of the asset and the continued credit worthiness of the counterparties when determining underlying asset. The Company does not believe that an allowance is necessary for any of its financial assets at December 31, 2024.

The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance.

Concentration of Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Stone X. The Company's clearing and execution agreement provides that Stone X's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Stone X records customer transactions on a settlement date basis, which is generally two business days after the trade date. Stone X is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Stone X

may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Stone X is charged back to the Company.

The Company, in conjunction with Stone X, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Stone X establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Accounting

The Company defines a short-term lease as a lease that, at commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

The Company has lease agreements that contain related non-lease components (e.g. maintenance, insurance, etc.). The Company made a policy election to not separate lease components and non-lease components for all underlying asset classes.

See Note 10 for further disclosures regarding ROU Assets and long-term lease liabilities.

Cash

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains cash with commercial banks. At times, such amounts may exceed Federal Deposit Insurance Corporation limits. At December 31, 2024, the Company has $259,869 in excess of federally insured limits.

3.   SEGMENT REPORTING

The Company's operations are organized into a single reportable segment focused on providing capital markets advisory, commission-based brokerage and investment banking services to retail and institutional clients as defined in Note 1. The Company's CODM's are the Chief Executive Officer and Managing Principal. The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODMs regularly evaluate business activities and performance as presented in the accompanying financial statements. This enables them to deploy capital and resources as needed. Significant expenses are regularly reviewed by the CODMs as listed in the Statement of Operations including Commissions, Salaries and Payroll costs, Operating expenses, Occupancy costs, and Clearing fees and Registration expenses. The measure of segment assets is reported on the statement of financial positions as total assets.

4.   SECURITIES OWNED, AT FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows. For the year ended December 31, 2024 there were no changes in valuation methodology.

Common Stock and Exchange Traded Funds: Securities, including exchange traded funds traded on a registered U.S. securities exchange are valued based on the quoted prices from the exchange. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Mutual Funds: Mutual find prices, also known as at Net Asset Value (NAV) are updated once a day the US stock market closes. The mutual funds held are deemed to be actively traded. These are categorized in Level 1 of the fair value hierarchy.

Warrants: Warrants are valued at intrinsic value, which is the difference between the value of the underlying security and the exercise price of the warrant. At December 31, 2024, the Company valued all warrants at $0. When the Company has investments in warrants that are in the money their fair value would be categorized in Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on as of December 31, 2024:

Asset Type	Sector	Level 1	Level 2	Level 3	Total
Common Stock					
	Retail Apparel	$ 559,943	$ -	$ -	$ 559,943
	Medical Device	37,387	-	-	37,387
	Software	21,375	-	-	21,375
Mutual Funds and Other Funds					
	ETF - Mid Cap	17,070	-	-	17,070
	MF - Fixed Income	11,908	-	-	11,908
	EFT - Fixed Income	9,170	-	-	9,170
	ETF - Treasury Bonds	8,038	-	-	8,038
	ETF - Small Cap	8,019	-	-	8,019
	ETF - Large Cap	7,636	-	-	7,636
	ETF - Real Estate	7,121	-	-	7,121
	ETF - Emerging Markets	6,496	-	-	6,496
	ETF - Precious Metals	5,947	-	-	5,947
	ETF - Technology	5,862	-	-	5,862
	Other Liquid Funds	3,053	-	-	3,053
	ETF - Digital Assets	222	-	-	222
	ETF - Natural Resource	161	-	-	161
Securities Owned, at Fair Value		$ 709,408	$ -	$ -	$ 709,408

The Company's policy is to recognize transfers between Level 1 and Level 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused that transfer. For the year ended December 31, 2024, there were no transfers between Level 1 and Level 2 and no transfers in or out of Level 3.

5.   RELATED PARTIES

The following tables set forth the Company's related party assets, liabilities, revenues and expenses as of December 31, 2024.

Due from Related Parties:

Laidlaw & Company International LTD:
   Due from Related Parties – Laidlaw &
   Company International LTD. $ 162,253

The Company facilitates trades in European markets, on behalf of its customers, through International's FCA license. International facilitates trades in the United States' markets, on behalf of its customers, through the Company, which is a registered Broker-Dealer. The Company and International agree on the amount of commissions to allocate to each other. The percentage allocated depends on the

registered representatives involved. In addition, the Company and International share other resources and agree on the amount of these expenses to allocate to each other. Some of these resources and expenses include, but are not limited to salaries, rent, office expenses and communications.

For the year ended December 31, 2024, International generated $24,656 in revenue through the Company. International allocated $62,741 in expenses to the Company and the Company allocated $103,927 to International. During the year the Company received $357,651 in payments from International and paid $346,319 to International.

Laidlaw Wealth Management, LLC:
Due from Related Parties - Laidlaw Wealth
Management, LLC $ 216,626

From time to time the Company and LWM pay bills and other items on behalf of each other which are allocated to and from each entity. Some of these expenses include, but are not limited to, salaries, benefits, office expenses and communications. Certain revenues and commission expenses are allocated between the entities as well. These include RIA fees earned by LWM advisors that conduct business through StoneX (see Revenue Recognition Note 2 – RIA Fee Income). In addition, certain advisors of LWM and registered representatives of the Company are duly registered and may conduct business on both the Schwab and the StoneX platforms. In these cases, the commission expenses are allocated appropriately between the Company and LWM.

For the year ended December 31, 2024 the Company allocated $278,554 in salaries expense, $189,681 in office and operating expenses, approximately $185,535 in health related insurance and $241,218 in Commission expenses to LWM. The RIA fees earned by LWM advisors in 2024 and allocated by the Company to LWM was $150,823. For the year ended December 31, 2024, LWM allocated $0 in operating expenses to the Company. During the year net payments from LWM to the Company were $858,744.

Laidlaw Private Equity LLC:
Due from Related Parties - Laidlaw Private
Equity LLC $ 33,355

From time to time the Company pays bills and certain expenses are allocated to and from on behalf of the LPE. Some of these expenses include, but are not limited to office expenses. During the year ended December 31, 2024 the Company allocated $16,606 of expenses on behalf of LPE, and received $1,275 in payments from LPE during the year against current and prior year expense allocations and advances. There were no advances to LPE in 2024.

Due to Related Parties:

Laidlaw Holdings LTD:
Due to Related Parties – Laidlaw   Holdings
LTD $ 31,291

From time to time the Company pays bills and certain expenses are allocated to and from on behalf of the Parent. Some of these expenses include, but are not limited to, rent, office expenses and communications.

For the year ended December 31, 2024 the Parent allocated to the Company $813,635 in rent expenses. The Company allocated to the Parent $20,844 for office and communication expenses.   During the year ended December 31, 2024 the Company advanced the Parent $1,598,775 of which $979,300 was paid back.

The intercompany balances are included in Due from and to related parties on the Statement of Financial Condition. These amounts are due on demand and do not bear interest.

Total due from related parties: $ 412,234
Total due to related parties: $ 31,291

Advances to officers:

Advances to officers are advances made to senior management and are expected to be paid back in full. The Company does not charge interest and has not established a repayment term for these advances to officers. However, loans to employees may be forgiven and amortized to expense based on the terms of the agreements with employees. These loans are given to employees as an incentive to continue employment at the Company. Forgivable loan principal amounts are capitalized, then amortized over the life of the contract.

Advances to Officers: $ 511,994

Securities owned, at fair value:

The Company has invested $90,703 in accounts held at Charles Schwab that are managed by LWM. Securities held in these accounts are included in Securities owned, at fair value in the Statement of Financial Condition.

Revenues:

From time to time, the Company has acted as a participating dealer in the sale of member interests of various independent special purpose vehicles ("SPVs"). In 2024 the Company received $4,509,255 in fees related to these SPVs. These fees are included in the Investment Banking Fees on the Statement of Operations. The Company has no role in the management of the SPVs or any ownership in any of such SPVs and its sole role is to act as a participating dealer. The SPVs are owned 100% by the members of the respective SPVs. LPE, an affiliate of the Company, has a voting interest in the manager of the SPVs which, in turn, may be eligible for a potential carried interest allocation based on the performance of the respective SPV. Neither LPE nor the management service provider has any ownership interest in the SPVs.

6.   DUE FROM BROKER

Due from broker at December 31, 2024, consist of the following:

Deposit with clearing organization	$ 252,005
Receivable from clearing organization	142,582
	$ 394,587

Pursuant to the clearance agreement with StoneX, the Company's clearing broker, the Company may offset receivable and payable balances in the accounts held at the clearing broker. The Company has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at StoneX.

7.   PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements consist of the following at December 31, 2024:

Leasehold improvement	$ 1,423,700
Computer equipment	1,170,858
Furniture and fixtures	855,044
	3,449,602
Less: accumulated depreciation and amortization	(3,414,086)
	$ 35,516

Depreciation and amortization expense was $43,940 for the year ended December 31, 2024 and is included in Statement of Operations in operating expenses.

8.   INCOME TAXES

In accordance with FASB ASC 740, the Company has analyzed its current income tax expense or benefit and deferred tax assets and or liabilities for the year ended December 31, 2024. The Company notes a deferred tax asset in the amount of $2,494,494 which is completely written off with a valuation allowance adjustment. The Company had approximately $3,600 of federal and state income tax expenses for the year ended December 31, 2024.

Income taxes consist of taxes currently due and deferred tax benefits, which arise primarily as a result of temporary differences in the recognition of assets and liabilities for tax and financial reporting purposes, including but not limited depreciation and amortization, lease liabilities, charitable contributions, and Net Operating Loss ("NOL") carryforwards for income tax purposes as an example.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered projected future taxable income and tax-planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. As of December 31, 2024 the Company has approximately $8.7 million of Federal net operating losses of which all have an indefinite life. There are State net operating losses of approximately $6.3 million that begin to expire in 2040.

The Internal Revenue Code ("IRC") limits the amounts of NOL carryforwards that a company may use in any one year in the event of certain cumulative changes in ownership over a three-year period as described in Section 382 of the IRC. The Company has not performed a detailed analysis to determine whether an ownership change has occurred. Such a change in ownership could limit the Company's utilization of the net operating losses, and could be triggered by subsequent sales of securities by the Company or its stockholders. Any future potential deferred tax asset related to the NOL reflected on the consolidated financial statements could be reduced by this limitation.

9.   RETIREMENT PLAN

The Company sponsors a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. Employees can contribute a percentage of their salary up to amounts specified by the plan agreement, capped by annual limits set by the Internal Revenue Service. Matching contributions may be made at the discretion of the Company. The

Company did not make a matching contribution to the plan for the year ended December 31, 2024.

10.   COMMITMENTS AND CONTINGENCIES

Leases

The Company follows ASC 842 regarding the accounting of the leases. The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating leases are included in operating lease right-of-use assets (ROU) assets, current portion of long-term operating lease liabilities, and long-term operating lease liabilities are on the accompanying Statement of Financial Condition. The operating ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. As the Company's leases do not provide an implicit interest rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments.

The Company leases office space and certain equipment under various non-cancellable operating leases. The leases expire through April 30, 2026 and the leases call for monthly payments and specified escalations on the office leases. Rent expense for the year ended December 31, 2024 was $1,211,462 included in Occupancy costs on the Statement of Operations.

Maturities of the non-cancelable operating lease having remaining term in excess of one year as of December 31, 2024 are as follows:

Year Ending December 31

2025	$ 83,169
2026	28,556
	111,725
Less Imputed Interest	(4,264)
Total	$ 107,461

Supplemental information related to the leases as of December 31, 2024 is as follows:

Current Portion of Long-Term Operating Lease Liabilities	$ 79,229
Long-Term Operating Lease Liabilities	28,232
Total Operating Lease Liabilities	$ 107,461

Weighted average remaining lease term:	1.33 years
Weighted average discount rate:	5.43%

Supplemental Cash Flows Information:

Cash paid for amounts included in the measurement of lease liabilities:	$ 80,751

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations and the SEC. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company as of the date of issuance of these financial statements will have no material adverse effect on the Company's financial condition.

Regulatory

In April 2023 FINRA's began its routine examination of the Company. The examination was completed, and the Company received the examination report in December 2023. The firm submitted its response in January of 2024. FINRA Issued its Examination Disposition Report in February of 2024 with certain items sent to the Department of Enforcement for further review. The Company has received inquiries throughout 2024 from the Department of Enforcement and responded accordingly. This examination is ongoing and with respect to this matter, the Company is unable to estimate a range of loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of this matter should not have a material adverse effect on the Company's financial position or results of operations.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications.   The Company's maximum

exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. Additionally, pursuant to its fully disclosed clearing agreement, the Company indemnifies its clearing broker in respect to customer complaints and for the inability of introduced customers to fulfill their obligations.

11.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $430,059 which was $330,059 above of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 2.10 to 1 as of December 31, 2024.

12.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2024, and through March 27, 2025 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2024

LAIDLAW & COMPANY (UK) LTD
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

NET CAPITAL

Stockholders' equity	$	1,639,172
	$	1,639,172
Deductions and/or charges:		
Due from related parties		412,234
Property, equipment, and leasehold improvements, net		35,516
Operating lease right of use assets		93,755
Prepaid expenses		43,551
Advances to employees and officers		511,994
Security deposits		21,055
Total Non-Allowable Assets		1,118,105
Additions and/or credits:		
Operating lease right of use assets		93,755
Net capital before undue concentration and haircuts on securities positions		614,822
Haircuts on securities:		
Other securities	$	(111,494)
Undue concentration		(73,269)
		(184,763)
NET CAPITAL	$	430,059
AGGREGATE INDEBTEDNESS	$	902,254
MINIMUM NET CAPITAL REQUIRED (6 2/3 % OF AGGREGATE INDEBTEDNESS OR $100K)	$	100,000
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	330,059
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.10 to 1

**RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEA RULE 15c3-1
There're no material differences between the above calculation and the calculation included
in the Company's most recently filed unaudited FOCUS Report as of December 31, 2024.**

LAIDLAW & COMPANY (UK) LTD
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
AND INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO SEA RULE 15c3-3
DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and
Exchange Commission of December 31, 2024 in accordance with Rule 15c3-3(k)(2)(ii)
and other business activities contemplated by Footnote 74 SEC Release No. 34-70073
adopting amendments to 17 C.F.R 240 17a-5.



Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report

To the Stockholder of
Laidlaw & Company (UK) Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Laidlaw & Company (UK) Ltd. (the "Company") identified the following provision of §17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions"); and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment banking revenues, capital markets advisory fees and related trading gains/losses. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PKF O'Connor Davies, LLP

March 27, 2025

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

Laidlaw & Company (UK) Ltd. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment banking revenues, capital markets advisory fees and related gains/losses; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, John Coolong, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

John Coolong

Chief Financial Officer

March 27, 2025

Laidlaw & Company (UK) Ltd.

Report of Independent Registered
Public Accounting Firm on
Applying Agreed-Upon Procedures
Related to an Entity's SIPC General
Assessment Reconciliation

December 31, 2024



**Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation**

**To the Stockholder of
Laidlaw & Company (UK) Ltd.**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Laidlaw & Company (UK) Ltd. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

March 27, 2025

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME LAIDLAW & COMPANY (UK) LTD

SEC No. 8-53731

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) — $ 12,825,068.00

2 Additions:

- **a** Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______
- **b** Net loss from principal transactions in securities in trading accounts. ______
- **c** Net loss from principal transactions in commodities in trading accounts. ______
- **d** Interest and dividend expense deducted in determining item 1. ______
- **e** Net loss from management of or participation in the underwriting or distribution of securities. ______
- **f** Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. ______
- **g** Net loss from securities in investment accounts. ______
- **h** Add lines 2a through 2g. This is your **total additions**. — $ 0.00

3 Add lines 1 and 2h — $ 12,825,068.00

4 Deductions:

- **a** Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. — $ 1,976.00
- **b** Revenues from commodity transactions. ______
- **c** Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — $ 12,151.00
- **d** Reimbursements for postage in connection with proxy solicitations. ______
- **e** Net gain from securities in investment accounts. — $ 37,816.00
- **f** 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______
- **g** Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______
- **h** Other revenue not related either directly or indirectly to the securities business. — $ 6,894.00

Deductions in excess of $100,000 require documentation

5

- **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income ______
- **b** 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) — $ 136,993.00
- **c** Enter the greater of line 5a or 5b — $ 136,993.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. — $ 195,830.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 12,629,238.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 18,943.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 10,460.00	
11	**a** Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 10,460.00		
	d Add lines 11a through 11c		$ 10,460.00	
12	**LESSER** of line 10 or 11d.			$ 10,460.00
13	**a** Amount from line 8		$ 18,943.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 10,460.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 8,483.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 8,483.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-53731	DEA: FINRA	2024	Dec

MEMBER NAME LAIDLAW & COMPANY (UK) LTD
MAILING ADDRESS 521 FIFTH AVE 12TH FLR
NEW YORK, NY 10175

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

LAIDLAW & COMPANY (UK) LTD	Arthur J. DaPonte
(Name of SIPC Member)	(Authorized Signatory)
1/31/2025	ajdaponte@laidlawltd.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.